

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

January 29, 2007

Mr. Bradley J. Blacketor
Chief Financial Officer
Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

> **Re: Metallica Resources Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 001-31875**

Dear Mr. Blacketor:

   We have completed our review of your Form 20-F and have no further comments at this time.

                                         Sincerely,

                                         Karl Hiller
                                         Branch Chief

   cc: Susan K. Shapiro – Legal Counsel